Present Tense, LLC
(the “Company”)
a Tennessee Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Inception through December 31, 2023
January 1 - September 30, 2024

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Present Tense, LLC Management

We have reviewed the accompanying financial statements of Present Tense, LLC (the Company) which comprise the statement of financial position as of December 31, 2023 & September 30, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
December 13, 2024

Present Tense LLC
STATEMENT OF FINANCIAL POSITION

	September 30 2024	December 31 2023
ASSETS		
Current Assets:		
Cash & Cash Equivalents	24,549	7,830
Accounts Receivable	59,377	18,410
Loan Receivable	-	93,803
Other Receivables	24,433	30,481
Inventory	69,812	34,622
Other Current Assets	3,900	4,990
Total Current Assets	182,070	190,136
Non-Current Assets:		
Fixed Assets	28,593	29,694
Accumulated Depreciation	(1,272)	(1,102)
Intangible Assets	120,439	128,811
Accumulated Amortization	(6,634)	(5,574)
Total Non-Current Assets	141,126	151,830
TOTAL ASSETS	323,196	341,966
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	126,703	87,681
Credit Cards Payable	21,501	24,675
Accrued Interest Expense	17,886	20,249
Short Term Loan Payable	40,608	-
Other Current Liabilities	106,740	103,369
Total Current Liabilities	313,438	235,973
Non-Current Liabilities:		
Notes Payable	72,425	97,358
Total Non-Current Liabilities	72,425	97,358
TOTAL LIABILITIES	385,863	333,331
EQUITY		
Owner's Equity	202,380	100,000
Owner Withdrawals	(916)	-
Retained Earnings	(263,002)	(91,365)
TOTAL EQUITY	(61,538)	8,635
TOTAL LIABILITIES AND EQUITY	323,196	341,966

See Accompanying Notes to these Unaudited Financial Statements

Present Tense LLC
STATEMENT OF OPERATIONS

	Year Ended September 30 2024	Year Ended December 31, 2023
Revenues		
Food Sales	519,001	477,899
Beverage Sales	302,437	281,253
Merchandise Sales	549	2,344
Events and Catering Revenue	17,252	12,106
Discounts & Refunds	(23,822)	(19,945)
Service Charge Revenue	175,954	127,524
Net Sales	991,371	881,182
Cost of Goods Sold	(281,687)	(274,096)
Gross Profit	709,684	607,086
Operating Expenses		
Payroll Expenses	238,992	178,634
Advertising & Marketing Expenses	20,581	54,231
Selling, General & Administrative Expenses	513,785	429,755
Legal & Professional Expenses	17,523	11,020
Interest Expense	18,988	28,199
Depreciation Expense	1,413	1,102
Amortization Expense	7,452	5,574
Total Operating Expenses	**818,735**	**708,515**
Total Loss from Operations	**(109,051)**	**(101,430)**
Other Income (Expenses)		
Other Income	48,526	10,065
Other Expenses	(6,534)	-
Total Other Income (net)	**41,991**	**10,065**
Net Income (Loss)	**(67,060)**	**(91,365)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(58,195)**	**(84,689)**
Net Income (Loss)	**(67,060)**	**(91,365)**

See Accompanying Notes to these Unaudited Financial Statements

Present Tense LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

	Member's Capital			
	Units	$ Amount	Retained earnings (Deficit)	Total Member's Equity
Beginning balance at 4/3/23	75,000	75	-	75
Contribution		100,000	-	100,000
Distribution	-	(75)	-	(75)
Prior Period Adjustment	-	-		1
Net income (loss)	-	-	(91,365)	(91,365)
Ending balance at 12/31/23	75,000	100,000	(91,365)	8,635
Contribution	13,251	202,380	-	202,380
Distribution	-	(916)	-	(916)
Prior Period Adjustment		(204,577)		(204,577)
Net income (loss)	-	-	(67,060)	(67,060)
Ending balance at 09/30/24	88,251	96,887	(158,425)	(61,538)

See Accompanying Notes to these Unaudited Financial Statements

Present Tense LLC
STATEMENT OF CASH FLOWS

	Year Ended September 30, 2024	Year Ended December 31, 2023
OPERATING ACTIVITIES		
Net Income (Loss)	(67,060)	(91,365)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	1,413	1,102
Amortization Expense	7,452	5,574
Accounts Receivable	(40,966)	(18,410)
Loan Receivable	93,803	(93,803)
Other Receivables	6,048	(30,481)
Inventory	(35,190)	(34,622)
Other Current Assets	1,090	(4,990)
Accounts Payable	39,022	87,681
Credit Cards Payable	(3,173)	24,675
Accrued Interest Expense	(2,362)	20,249
Short Term Loan Payable	40,608	-
Other Current Liabilities	3,371	103,369
Prior Period Adjustments	(112,212)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(1,097)	60,342
Net Cash provided by (used in) Operating Activities	(68,157)	(31,023)
INVESTING ACTIVITIES		
Fixed Assets	1,102	(29,694)
Intangible Assets	8,372	(128,811)
Net Cash provided by (used in) Investing Activities	9,473	(158,505)
FINANCING ACTIVITIES		
Notes Payable	(24,933)	97,358
Owner's Equity	102,380	100,000
Owner Withdrawals	(916)	-
Net Cash provided by (used in) Financing Activities	75,402	197,358
Cash at the beginning of period	7,830	-
Net Cash increase (decrease) for period	16,719	7,830
Cash at end of period	24,549	7,830

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Present Tense, LLC ("the Company") was formed in Tennessee on April 3rd, 2023. The Company plans to earn revenue by providing a premium bar and dining experience, offering a variety of Japanese drinks and dishes in house as well as by way of tasting sessions offered for a limited time each week. The Company's headquarters is in Nashville, Tennessee. The Company's customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of September 30, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $24,549 and $7,830 in cash as of September 30, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.
The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials, beverages and merchandise. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at September 30, 2024 and December 31, 2023 totalled to $69,812 and $34,622 respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash

flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for September 30, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 09/30/24
Leasehold Improvements	4-5	5,204	492	-	4,713
Furniture, Fixtures and Equipment	5	20,232	1,882	-	18,350
Omakase Bar	5	4,258	0	-	4,258
Total		29,694	2,374	-	**27,321**

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling various Japanese meals and drink options in house as well as by offering tasting sessions to customers for a limited time each week while offering a premium bar and dining experience. The Company's primary performance obligation is to provide a premium dining experience for its customers, ensuring that they will return for future sales.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Toast Loan

The company entered into this loan agreement on August 12, 2024. The original note amount was $65,300. The company is to pay this loan with 9.5% of its daily holdbacks each month over a maximum 330 day period. The total payment amount is to be $77,707 of which $40,607.98 is remaining.

Pathway Lending

The company entered into this loan agreement on April 14, 2023. The original note amount was $80,000. Payments started on June 1st of that year at an interest rate of 10% per annum. Payments are made monthly with an installment of $1,846 over a 53 month period.

SBA Loan

The company entered into this loan agreement on May 2, 2023. The original note amount was $20,000. Payments started on June 1st of that year at an interest rate of 8.75% per annum. Payments are made monthly with an installment of $412.82 over a 60 month period.

NOTE 6 – EQUITY

Shares: The company has three (3) members as of September 30, 2024. Two of these members are cofounders of this company and they each share 42.5% of shares each. The third member possesses 15% of shares in the company. Each member only has one class of membership units.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 13, 204, the date these financial statements were available to be issued. No events require recognition or disclosure.